NEWS RELEASE

 Trading Symbol: IXS

 OTCBB: IXSBF

No. 06-08

April 4, 2006

InNexus Biotechnology to Present at BIO 2006

Scottsdale, Arizona, (April 4th, 2006) – Dr. Morgan, President and Chief Executive Officer of InNexus Biotechnology, Inc. (TSX: IXS, OTCBB: IXSBF), an innovative antibody-driven drug development company based on SuperAntibody™ Technologies, will be presenting at the BIO 2006 Annual International Convention Business Forum.  The presentation will take place on Wednesday, April 12th at 12:00PM in Room A of McCormick Place South Convention Center, Level 3, Exhibit Hall A.

The world’s largest biotechnology event, BIO 2006, will be held April 9-12, 2006 in Chicago and hosts more than 18,000 industry executives from around the globe, and as an organization, represents more than 1,100 biotechnology companies, academic institutions, state biotechnology centers and related organizations across the United States and 31 other nations.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company's proposed activities.

To contact us: Telephone:  (877) 990-8382 / Email: business@innexusbiotech.com / Investor Relations Telephone: (866) 990-8382 / Email: investor@innexusbiotech.com

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Alton Charles Morgan”
Dr. Alton Charles Morgan

President & CEO

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Endnotes

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